09056138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Senvest International LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 55th Street, 16th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Katz (212) 977-2466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berson & Corrado, LLP
(Name – *if individual, state last, first, middle name*)

25 West 43rd Street, Suite 920 (Address) New York (City) NY (State) 10036-7406 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

SEC Mail Processing Section
[redacted]
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Katz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Senvest International LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Nancy J. Cohen
Notary Public State of NY
No 01CO6134863
Qualified in New York County
My Commission Expires 10/11/09

2/18/09

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENVEST INTERNATIONAL LLC
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

TABLE OF CONTENTS

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report

To the Member and Stockholder
Senvest International LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Senvest International LLC and Subsidiary as of December 31, 2008, and the related consolidated statements of income, changes in member's and stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senvest International LLC and Subsidiary as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson + Corrado

New York, New York
February 25, 2009

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2008
ASSETS		
Cash	$	363,787
Securities owned		
Marketable, at fair market value		48,773,518
Receivable from broker		404,026
Due from affiliate		1,684,796
Other assets		127,436
Total Assets	$	51,353,563
LIABILITIES AND MEMBER'S AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair market value	$	9,490,819
Payable to broker		3,500,648
Accounts payable and accrued expenses		795,562
Due to member, net		1,880,351
Total Liabilities		15,667,380
Member's and Stockholder's Equity		35,686,183
Total Liabilities and Member's and Stockholder's Equity	$	51,353,563

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2008
Revenue	
Loss on disposition of securities owned	$ (10,952,004)
Change in unrealized loss on securities owned	(47,213,839)
Unrealized loss on management fee receivable	(1,739,369)
Gain on unrealized foreign exchange	738,825
Interest	1,017,218
Dividends	1,833,596
Total revenue	(56,315,573)
Operating expenses	
Wages and benefits	1,617,034
Stock loan fees	1,320,216
Dividend expense related to securities sold short	701,320
Travel	182,339
Office	179,360
Rent	139,038
Professional fees	52,020
Depreciation	21,090
Insurance	11,102
Management fees	8,508
Filing Fees	14,840
Telephone	37,498
Total operating expenses	4,284,365
Loss from operations	(60,599,938)
Other expenses	
Interest	616,903
Income taxes	755,437
Total other expenses	1,372,340
Net loss	$ (61,972,278)

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2008
Balance - beginning of year	$ 97,658,461
Net loss	(61,972,278)
Balance - end of year	$ 35,686,183

See accompanying notes.

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2008
Cash flows from operating activities	
Net loss	$ (61,972,278)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	21,090
(Increase) decrease in operating assets, net of assets and liabilities from consolidated subsidiary:	
Securities owned, net	94,077,098
Receivable from broker	17,133,408
Due from affiliate	2,125,815
Other assets	(36,032)
Increase (decrease) in operating liabilities	
Securities sold, not yet purchased	(55,309,810)
Payable to broker	3,500,648
Accounts payable and accrued expenses	(62,806)
Due to member	741,043
Net cash provided by operating activities	218,176
Cash flows from investing activities	
Capital expenditures	(6,769)
Net cash used in investing activities	(6,769)
Increase in cash	211,407
Cash at beginning of year	152,380
Cash at end of year	$ 363,787

See accompanying notes.

Note 1 - Organization and Business Activity

Senvest International LLC (the "Company"), is a wholly owned subsidiary of Senvest Capital, Inc., a Canadian concern traded on the Toronto Stock Exchange. The Company was organized in the State of Delaware in December 1994 as a limited liability company and during 1999 became a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA). The Company trades for its own account and has no customers. The operating agreement contains a clause which requires termination of the Company by December 31, 2094.

Note 2 - Summary of Significant Accounting Policies

Principal of Consolidation – The accompanying consolidated financial statements include the accounts of Senvest International LLC and it's majority owned subsidiary, Senvest Fund Management Inc. ("SFM or subsidiary"). All material intercompany accounts and transactions have been eliminated in consolidation.

Securities - Securities transactions are recorded on a trade date basis. The Company transmits all transactions through a clearing broker who maintains the account.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The marketable securities owned are pledged as collateral for the amount payable to the clearing broker.

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. However, the Company is required to withhold tax at the treaty rate, if applicable, on their share of the fixed and determinable income. The Subsidiary has elected to be taxed as a C corporation pursuant to the Internal Revenue Code and applicable state laws.

Use of Estimates in Financial Statements - In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Operating Lease

On May 2, 2005, the Company entered into a new sublease agreement expiring June 30, 2010, to rent office space for a term of five years. Rent expense, including escalation charges for the year ended December 31, 2008 amounted to $139,038. The minimum annual rental commitment under the lease, exclusive of taxes and other charges is summarized as follows:

2009	$127,956
2010	63,978
	$ 191,934

Note 4 - Net Capital Requirement

The Company is subject to the net capital (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2008 the Company's net capital ratio was 0.20 to 1.0 and its net capital was $21,886,221 as compared with required net capital requirement of $286,557.

Note 5 – Senvest Fund Management, Inc. and Other Related Party Transactions

During January 2006, SFM amended and restated its sub-advisory management agreement with RIMA Management, LLC ("RIMA"), a related party. The agreement states that SFM will provide research, advice, recommendations on securities and such other investment advisory services to RIMA as necessary or desirable to assist RIMA in its investment management functions. Pursuant to the agreement, SFM is entitled to receive 12% of any fixed fees, basic fees, incentive fees or incentive allocations received by RIMA. In addition, RIMA amended and restated its sub-advisory agreement with Senvest Capital Ltd., which is the parent company of Senvest International LLC. This agreement, which contains the same requirements as the agreement between RIMA and SFM, entitles Senvest Capital Ltd. to 48% of the fees earned by RIMA. During 2008, pursuant to these agreements approximately $159,000 of fees were earned by SFM.

At December 31, 2008, RIMA owes SFM approximately $1,685,000 for the research advice, recommendations on securities and other such investment advisement provided during the year.

At December 31, 2008, SFM owes Senvest Capital Ltd. approximately $2,450,000, which accrues interest at 8% per annum. There are no repayment terms associated with this payable.

At December 31, 2008, the Senvest Capital Ltd. owes the Company approximately $570,000, this is a non-interest bearing loan, and has no repayment terms.

Note 6 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of trading securities at market value at December 31, 2008 as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 47,360,140	$ 9,490,819
Other securities	1,413,377	-.-
	$ 48,773,518	$ 9,490,819

Note 6 - Securities Owned and Sold, Not Yet Purchased (continued)

Securities not readily marketable include investment securities a) for which there is no market on a securities exchange or no independent publicly quoted market, b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. At December 31, 2008, the Company held equity positions in those securities estimated at a fair value of $0. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material.

Note 7 -Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for		
Income taxes	$	219,743
Interest		607,875

*****

SENVEST INTERNATIONAL LLC AND SUBSIDIARY

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31, 2008
Total member's and stockholder's equity	$ 35,686,183
Deductions and/or charges	
Nonallowable assets	2,216,559
Net capital before haircuts on securities positions	33,469,624
Haircuts on securities	(6,701,079)
Undue concentrations	(782,669)
Illiquid securities	(1,835,359)
100% haircut on non-US held stock	(2,264,296)
Net capital	$ 21,886,221
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtness)	286,557
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	286,557
Excess net capital	$ 21,599,664
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 795,562
Payable to broker	3,500,648
Aggregate indebtedness	$ 4,296,210
Ratio of aggregate indebtedness to net capital	0.20:1.0

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A amended as of February 24, 2009.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

BERSON+CORRADO

Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Member and Stockholder
Senvest International LLC and Subsidiary

In planning and performing our audit of the financial statements and supplemental schedules of Senvest International LLC (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 25, 2009